03002811

AB 3/3/03

19

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2003
WASH. D.C. 155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHRODER VENTURES NORTH AMERICA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

357 STRAND
(No. and Street)

LONDON (City) ENGLAND (State) WC2R OLS (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY CARR (441) 2924995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

7 CHURCH STREET (Address) HAMILTON (City) BERMUDA (State) HM 11 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19

OATH OR AFFIRMATION

I, GARY CARR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHRODER VENTURES NORTH AMERICA INC., as of 31 DECEMBER, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[illegible] MacIntyre
Notary Public
Bermuda

[signature]
Notary Public

[signature]
Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. included in Auditors' Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHRODER VENTURES
NORTH AMERICA INC.
(Incorporated in Delaware, U.S.A.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2002 and DECEMBER 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Chartered Accountants
7 Reid Street
Hamilton
Bermuda HM 11
Telephone +1 (441) 295 4271
Facsimile +1 (441) 295 1242
Direct Fax (441) 295-1242

Report of Independent Accountants

To the Board of Directors and Shareholders of Schroder Ventures North America Inc.

In our opinion, the accompanying balance sheets and the related statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Schroder Ventures North America Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Chartered Accountants
Hamilton, Bermuda
January 24, 2003

Schroder Ventures North America Inc.

(Incorporated in Delaware, U.S.A.)

Balance Sheets

As of December 31, 2002 and December 31, 2001
(Expressed in U.S. Dollars)

	2002 $	2001 $
ASSETS		
Cash at a bank	197,709	205,656
Accounts receivable from group company (Note 3)	104,599	114,755
Prepaid expenses (Note 3)	118,857	57,857
Income taxes recoverable (Note 5)	4,935	-
Other accounts receivable	11,417	5,298
Capital assets (Note 4)	77,562	95,112
	515,079	478,678
LIABILITIES		
Accounts payable	78,586	110,545
Dividend payable	-	41,689
Income taxes payable (Note 5)	-	9,306
Deferred tax liability (Note 5)	9,761	-
	88,347	161,540
CAPITAL		
Share capital (Note 6)	3,000	3,000
Additional paid-in capital (Note 6)	297,000	297,000
Retained earnings	126,732	17,138
	426,732	317,138
	515,079	478,678

SIGNED ON BEHALF OF THE BOARD

Director

Director

The notes on pages 6 to 9 form part of these financial statements
Report of the Independent Accountants on page 1